Exhibit 99.1

Press Release Brussels / 24 September 2019 / 5:00 a.m. CET

Not for publication, distribution or release, directly or indirectly, in or into any jurisdiction in which such publication, distribution or release would be prohibited by applicable laws.

The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Announces Pricing

of Initial Public Offering of Budweiser APAC

24 September 2019 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the decision to proceed with the initial public offering of 1,262,350,000 shares of a minority stake of its Asia Pacific subsidiary, Budweiser Brewing Company APAC Limited (“Budweiser APAC” or the “Company”), and the decision to price such offering at 27.00 HKD per share. The Company has also partially exercised an offer size adjustment option, issuing an additional 189,354,000 shares for a total of 1,451,704,000 shares to cover market demand. The initial public offering is also subject to an over-allotment option of up to 217,755,000 additional shares at the same offer price. Subject to customary closing conditions, the shares are expected to begin trading on 30 September 2019 on the Main Board of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) under the stock code 1876.

Budweiser APAC will have a mutually beneficial relationship with AB InBev, operating under AB InBev’s world-class corporate governance standards and benefiting from access to a portfolio of global and multi-country brands. AB InBev will control a majority ownership of Budweiser APAC. If the over-allotment option is not exercised at all, AB InBev will control 88.86% as at the end of the exercise period. If the over-allotment option is exercised in full, AB InBev will control 87.22% as at the end of the exercise period.

AB InBev expects the gross proceeds of this offering to be 39.2 billion HKD (approximately 5.0 billion USD), prior to any exercise of the over-allotment option. If the over-allotment option is exercised in full, AB InBev would expect the additional gross proceeds to be 5.9 billion HKD (approximately 750 million USD). AB InBev intends to apply all of the net proceeds from the offering to repay debt.

ab-inbev.com

Press Release Brussels / 24 September 2019 / 5:00 a.m. CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s potential listing of its subsidiary, Budweiser Brewing Company APAC Limited (“Budweiser APAC”), on the Hong Kong Stock Exchange and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the potential listing of Budweiser APAC, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2019. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariusz.jamka@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

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